

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Via Email

James R. Smith, Jr.
Chief Executive Officer
Motricity, Inc.
601 108th Ave. Northeast, Suite 800
Bellevue, WA 98004

> **Re: Motricity, Inc.**
> **Amendment No. 2 to Form S-3 Registration Statement on Form S-1**
> **Filed March 20, 2012**
> **File No. 333-178309**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 001-34781**

Dear Mr. Smith:

We have reviewed your letter dated March 19, 2012, and the above-referenced filings, and have the following comments. Where we reference prior comments, we are referring to our January 26, 2012 letter.

Amendment No. 2 to Form S-3 Registration Statement on Form S-1

General

1.   Please explain to us how you plan to account for the units being sold in the rights offering. Revise your filing to disclose the anticipated accounting for the Series J preferred stock and warrants included in the unit, and consider the impact in your presentation of dilution information. Address the following:

   ● We note from your disclosure on page 50 that the Series J preferred stock is redeemable at the option of the holders under certain circumstances that are outside of your control. Describe the impact the option had on your presentation and measurement of the preferred stock. In this regard, please provide your analysis of whether the preferred stock should be classified as temporary equity. Refer to ASR 268 and SAB Topic 3C.

   ● Please tell us whether the warrant agreement requires you to register offers and sales of the shares underlying the warrants, or to make timely Exchange Act filings. In this regard, we note from your disclosure on page 51 that you are required to maintain an effective registration statement for the issuance of the common stock underlying the warrants. The warrants may need to be classified as a derivative liability due to those requirements. Refer to ASC 815-40-25-11 through 25-16.

About This Prospectus, page 1

2.   Please revise the last sentence of the penultimate paragraph of this section to remove the suggestion that you are disclaiming the accuracy of the information included in the prospectus.

Questions and Answers Relating to the Rights Offering

"What are the material terms of our Series J Preferred Stock…," page 5

3.   Please clarify here and on page 49 that the terms of the Series J preferred stock allow dividends on the Series J preferred shares to be paid in kind, therefore allowing the repayment of the principal and accrued dividends on the Series J preferred stock to be deferred until the final maturity of the Series J preferred stock.

Description of the Company's Securities

Series J Preferred Stock, page 49

4.   You state on page 50 that shares of Series J preferred stock have "limited voting rights" and are only entitled to vote on the NOL Charter Amendment and "any other matters as may be required by applicable law." Please disclose all voting rights for holders of Series J preferred stock.

Description of Warrant, page 50

5.   Please explain your statement that there are currently no common stock warrants outstanding. In this regard, we note from your disclosure on page 83 of your Form 10-K for the fiscal year ended December 31, 2011 that 2.1 million warrants to purchase common stock were outstanding.

The Rights Offering

Validity of Subscriptions, page 64

6.   You state that your determination as to questions regarding the validity and form of the exercise of your subscription rights, and your interpretation of the terms and conditions of the rights offering, will be "final and binding." Please delete this language. Alternatively, disclose that only a court of competent jurisdiction can make a

determination that will be final and binding upon the parties, and that subscription holders may challenge your determinations.

Certain U.S. Federal Income Tax Consequences, page 66

7.   The heading for this section and the first sentence state that this section includes a summary of "certain" material tax considerations. Please remove the suggestion that this section is not materially complete.

8.   Please explain to us why you have not filed a tax opinion supporting the tax matters and consequences to investors described in the registration statement. See Item 601(b)(8) of Regulation S-K, and for guidance, refer to Section III of the Division of Corporation Finance's Staff Legal Bulletin No. 19.

Incorporation of Documents by Reference, page 75

9.   You state that "any future filings [you] make with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such document." The last paragraph on page 75 also appears to contemplate the incorporation by reference of future filings. As noted in prior comment 4, Form S-1 only allows historical incorporation by reference and does not allow forward incorporation by reference. For guidance, refer to Section V.B.3.b.ii of SEC Release No. 33-8591. Please revise.

Undertakings, page II-6

10.   Please include an undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 23.3

11.   It appears that KPMG LLP Chartered Accountants did not sign its consent relating to the consolidated financial statements of Adenyo Inc. for the year ended December 31, 2010. Please ensure that KPMG files a signed consent with your amendment.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page 88

12.   We note that beginning in the first quarter of 2012, all of the operations related to the Asia Pacific region and the French subsidiary will be reported as discontinued operations,

on a retrospective basis. Please tell us when all of the criteria of ASC 360-10-45-9 were met in order to classify the disposal group as held for sale. In this regard, we note that you agreed to terminate the XL relationship on December 31, 2011. To the extent that financial statements as of a date after the component has been classified as held for sale are required in your registration statement on Form S-1 (File No. 333-178309), please file revised financial statements to retrospectively reclassify discontinued operations for all prior periods pursuant to ASC 205-20-45-3. Further, if the date occurs after the previously filed financial statements have been issued, pro forma financial statements showing the discontinued operations retrospectively for all periods included in the registration statement on Form S-1 should be prepared in accordance with Article 11.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Samuel P. Williams, Esq.
        Brown Rudnick LLP